International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared By Management)

(Unaudited)

August 31, 2005

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Prepared by Management)

(Unaudited)

August 31, 2005

Page

Consolidated Statements of Operations and Deficit

3

Consolidated Balance Sheets

4

Consolidated Statements of Cash Flows

5

Notes to the Consolidated Financial Statements

6-15

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

For the three months ended	2005	2004
Income
Interest	$ 5	$ -

Expenses
Management fees (note 8)	15,000	15,000
Office and miscellaneous	175	288
Professional fees ( note 8)	6,060	8,310
Rent	1,800	1,800
Stock exchange and filing fees	3,784	3,768
Transfer agent fees	1,067	1,300
Travel and promotion	59	-

	27,945	30,466

Loss for the period	(27,940)	(30,466)

Deficit, beginning of period	(2,541,302)	(2,419,819)

Deficit, end of period	$ (2,569,242)	$ (2,450,285)

Loss per share (note 7)	$ (0.003)	$ (0.003)

Weighted average number of shares outstanding	9,012,183	9,012,183

See accompanying notes

International Tower Hill Mines Ltd.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

(Prepared By Management)

(Unaudited)

	Three Months to August 31, 2005	Year Ended May 31, 2005
Assets

Current
Cash and cash equivalents	$ 7,664	$ 7,711
Marketable securities (note 3)	10,000	10,000
BC mining exploration tax credit receivable	19,711	19,711
Accounts receivable	2,019	1,636
Prepaid expenses	986	1,730

	40,380	40,788

Term deposit (note 4a)	2,500	2,500

Mineral properties (note 4)	1,026,512	1,026,512

	$ 1,069,392	$ 1,069,800

Liabilities

Current
Accounts payable and accrued liabilities	$ 16,470	$ 15,438
Due to a director (note 5 )	106,500	80,000
	122,970	95,438
Share Capital and Deficit

Share capital (note 6)	3,515,664	3,515,664

Deficit	(2,569,242)	(2,541,302)

	946,422	974,362

	$ 1,069,392	$ 1,069,800

Commitments (note 4)

See accompanying notes

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Prepared By Management)

(Unaudited)

For the three months ended August 31	2005	2004
Cash provided by (used for)

Operating activities
Loss for the period	$ (27,940)	$ (30,466)

Changes in non-cash items:
Accounts receivable	(383)	(2,362)
Accounts payable and accrued liabilities	1,032	(11,617)
Prepaid expenses	744	30,706

	(26,547)	(13,739)
Financing activity
Advance from (repayment to ) director	26,500	-

Investing activities
Mineral property acquisition costs	-	(12,760)
Mineral property exploration costs	-	(69,866)

	-	(82,626)

Decrease in cash and cash equivalents	(47)	(96,365)

Cash and cash equivalents, beginning of period	7,711	111,180

Cash and cash equivalents, end of period	$ 7,664	$ 14,815

See accompanying notes

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared By Management)

(Unaudited)

August 31, 2005

1.

Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At August 31, 2005, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and future profitable production or disposition thereof.

2.

Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a)

Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd. (“813034”), an Alberta corporation.

b)

Cash equivalents

The Company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

a)

Marketable securities

Marketable securities are valued at the lower of cost or market.

d)

Foreign currency translation

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates.  Acquisition and exploration costs have been translated at the dates of occurrence.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

August 31, 2005

1.

Significant Accounting Policies (continued)

e)

Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written-off to operations in the period of abandonment.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

f)

Asset retirement obligation

The Company has adopted the new standard for ‘asset retirement obligations’ as set out in the CICA Handbook section 3110. The new standard requires the recognition and measurement of liabilities related to the legal obligation to abandon and reclaim property, plant and equipment upon acquisition, construction, development and/or normal use of the asset. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized as part of property and equipment and depleted into earnings over time.

The adoption of this standard at August 31, 2005 had no impact on the financial statements.

g)

Loss per share

Loss per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 9,012,183 (2004 – 9,012,183).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

a)

Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable, the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

August 31, 2005

1.

Significant Accounting Policies (continued)

a)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

b)

Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

c)

Stock based compensation

Effective June 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

d)

Joint venture accounting

Where the Company’s exploration and development activities are conducted with others, the accounts reflect only the Company’s proportionate interest in such activities.

1.

Marketable Securities

	2005	2004

Marum Resources Inc.	$ -	$ 37,520
Ravencrest Resources Inc. (market value $10,000)	10,000	-

	$ 10,000	$ 37,520

At August 31, 2005 the Company held 100,000 shares of Ravencrest Resources Inc. acquired as part of the Mining Venture Agreement with Ravencrest Resources Inc. (note 4a) and at May 31,2005 , the Company had disposed of it‘s 469,000 shares of Marum Resources Inc. for proceeds of $46,660.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

August 31, 2005

2.

Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	2005 Total	2004 Total
Acquisition costs
Beginning balance	$ 182,761	$ 182,761	$ 205,000
Lease costs	-	-	12,760

Ending balance	182,761	182,761	217,760
Deferred Exploration
Beginning balance	843,751	843,751	764,907
Assay and sampling	-	-	3,120
Drilling	-	-	51,052
Geological assessment report	-	-	6,150
Misc; survey, field, travel etc	-	-	9,544

Ending balance	843,751	843,751	834,773
Total deferred costs	$ 1,026,512	$ 1,026,512	$ 1,052,533

a)

Siwash Silver Leases

i)

On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid in annual instalments  of $12,500 all of which have been paid.

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future.  The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm.  Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production.  In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the Company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

August 31, 2005

4.

Mineral Properties (continued)

a)

Siwash Silver Leases (continued)

i)

On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Company’s Siwash Silver Leases in the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

ii)

The Company staked an additional 17 claims in the Similkameen Mining Division of British Columbia, at a cost of $9,134.

iii)

On March 31, 2005 the Company granted Ravencrest Resources Inc. (“Ravencrest”), a company related by common directors and officers, the right to acquire a 50% interest in two claim groups (as described in note 4a)iii), the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units, located in southeastern British Columbia at Siwash Creek in the Similkameen Mining Division for cash of $25,000 and issuance of 100,000 common shares of Ravencrest valued at $.10 cents per share. Ravencrest is also required to carry out an exploration work program recommended by Apex Geoscience Ltd. in the sum of $112,500 on or before March 31, 2006.

a)

Chinchaga Project

On January 29, 1999, the Company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada.  The Company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc.  The Company will receive 50% interest in Marum’s working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows:

$ 150,000

before June 30, 1999 for first 25% interest

$ 150,000 (amended)

before September 30, 2000 for remaining 25% interest

During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project.  Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units.  During fiscal 2000, the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above.  During fiscal 2002, the deferred costs related to the property were written down to a nominal amount, and in fiscal 2004 the balance was written-off.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

August 31, 2005

4.

Mineral Properties (continued)

c)

Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property.  The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared.  As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000.  During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.  During fiscal 2004, the deferred costs related to the property were written off as no work is currently planned on the property. During fiscal 2005 the Company recovered $14,889 in permit fees from the Quebec government.

d)

Fort Vermillion Property

During fiscal 2002, the Company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta.  During fiscal 2004, the deferred costs related to the property were written off as no work is currently planned on the property.

1.

Due to a Director

At August 31, 2005 a Director has advanced loans totalling $106,500 to the Company.  These loans are unsecured, non-interest bearing and have no fixed terms of repayment, accordingly fair value can not be readily determined.

6.

Share Capital

Authorized:

20,000,000 common shares without par value

	2005	2004
Issued	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning and end of period	9,012,183	$3,515,664	9,012,183	$3,515,664

7.

Loss Per Share

Fully diluted loss per share in 2005 and 2004 is the same as basic loss per share as there are no options or warrants outstanding.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

August 31, 2005

8.

Related Party Transactions

During the period the Company paid $15,000 (2004 - $15,000) in management fees and $856 (2004 - $856) in professional fees to a company controlled by an individual who is a director of the Company.

9.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

May 31,	2005	2004

Loss before income taxes	$ (121,483)	$ (244,330)

Income tax recovery at statutory rates	$ (43,272)	$ (87,030)
Non-deductible items for tax purposes	3,316	155
Write-down (recovery) of mineral property expenditures/ due diligence	10,827	86,875
Unrecognized benefit of non-capital loss carryforwards	29,129	-

	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

May 31,	2005	2004
Future income tax assets
Mineral properties	$ 584,946	$ 587,175
Cumulative eligible capital	123	123
Net capital losses available	878	-
Non-capital losses available for future periods	29,129	-

	615,076	587,298

Valuation allowance	(615,076)	(587,298)

	$ -	$ -

At May 31, 2005 the Company has tax losses of approximately $82,000 available for carry-forward to reduce future years’ income taxes, expiring up to 2015.  In addition the Company has available mineral resource related expenditure pools totalling approximately $2,670,000 which may be deducted against future taxable income on a discretionary basis.

Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

August 31, 2005

10.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of minerals has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

	For the three months ended
	August 31,	August 31,
	2005	2004
Consolidated statement of
operations and deficit
Loss for the year under
Canadian GAAP	$ (27,940)	$ (30,466)
Mineral property exploration and
development expenditures, net	-	(82,626)

United States GAAP	$ (27,940)	$ (113,092)

Loss per share – US GAAP	$ (0.003)	$ (0.01)

Consolidated balance sheet Assets
Mineral Properties
Canadian GAAP	$ 1,026,512	$ 1,052,533
Resource property expenditures
(cumulative)	(843,751)	(834,773)

United States GAAP	$ 182,761	$ 217,760

Deficit
Canadian GAAP	$ (2,569,242)	$ (2,450,285)
Resource property expenditures
(cumulative)	(843,751)	(834,773)

United States GAAP	$ (3,412,993)	$ (3,285,058)

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

August 31, 2005

10.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

b)

Marketable securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at August 31, 2005 would be $10,000 (2004 -$38,927) and the unrealized gain (loss) of  $nil (2004 - $1,407) would be posted to shareholder’s equity as part of comprehensive income.

c)

Stock based compensation

Statement of Financial Accounting Standards No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation” (“SFAS 148”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for all stock-based compensation in accordance with the provisions of SFAS 148.  Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant, and there is no difference in these financial statements.

d)

Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the three months ended August 31, 2005 and 2004 was 9,012,183.

e)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools.  This asset would have been reduced to $nil by a valuation allowance.  This results in no difference in net income reported between Canadian and United States GAAP.

f)

New accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

August 31, 2005

10.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

f)

New accounting pronouncements (continued)

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "SpecialPurpose Entities"). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

In November 2002, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The adoption of these new pronouncements does not have a material effect on the company’s financial position or results of operations.